[AXA LOGO]
                                  PRESS RELEASE

                                                                  August 6, 2004

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           AXA DESIRES TO FURTHER STRENGTHEN ITS POSITION IN THE ASIA
           PACIFIC REGION AND MAKES A CONDITIONAL PROPOSAL TO BUY OUT
              THE MINORITY INTERESTS IN AXA ASIA PACIFIC HOLDINGS
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Paris - AXA announced that it had made a conditional proposal to the Board of
Directors of AXA Asia Pacific Holdings ("AXA APH") to acquire the minority interests in AXA APH. AXA currently holds, directly and indirectly, a 51.66% interest in AXA APH.

Henri de Castries, AXA Group Chief Executive Officer, commented, "This transaction would allow AXA to further increase its exposure to the Asia-Pacific region, to further enhance its earnings diversification and to be in a better position to seize external growth opportunities if they arise. We believe that AXA APH has developed in this region a successful model of wealth management, completely in line with AXA's positioning in Financial Protection, which provides us with a good platform for future developments."

In this proposal, AXA has indicated that it is prepared to offer AUS$ 3.75 for each outstanding AXA APH share not owned by it, representing a premium of 14.3% based on AXA APH's August 5, 2004 closing price. This consideration would be adjusted by any dividends and distributions that AXA APH might pay (including the interim dividend to be announced on August 6). The form of consideration would be a combination of cash (representing 50%) and AXA ordinary shares (representing 50%). On this basis, the total value of the consideration payable by AXA in this transaction would be approximately Euro 1.8 billion.

AXA's proposal is still at a preliminary stage and a transaction may not eventuate. It will be evaluated by a committee of independent directors of AXA APH and is subject to a number of conditions including negotiation of definitive terms and conditions for this proposed transaction, receipt of all necessary regulatory approvals and various other conditions. AXA has proposed that the transaction be structured as a "scheme of arrangement" which will be subject to approval of AXA APH's minority shareholders and to Australian court approval.

----------------------------- Be Life Confident ------------------------------ 1
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ABOUT AXA

AXA Group is a worldwide leader in financial protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 775 billion in assets under management as of December 31, 2003, and reported total revenues of Euro 72 billion and underlying earnings of Euro 2,035 million for 2003. Total revenues for the first quarter of 2004 were Euro 20 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

This press release is also available on AXA Group web site: www.axa.com(1)




AXA INVESTOR RELATIONS:                        AXA MEDIA RELATIONS:
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
Matthieu Andre:           +33.1.40.75.46.85    Christophe Dufraux:   +33.1.40.75.46.74
Caroline Portel:          +33.1.40.75.49.84    Clara Rodrigo:        +33.1.40.75.47.22
Marie-Flore Bachelier:    +33.1.40.75.49.45    Rebecca Le Rouzic:    +33.1.40.75.97.35

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, risks related to the negotiation and execution of the conditional proposal described in this press release (including the risk that the transaction will not be consummated) as well as risks related to AXA's business such as risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2003 and AXA's Document de Reference for the year ended December 31, 2003, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

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(1) Outside of France, website address is www.axa.com/default1.asp

----------------------------- Be Life Confident ------------------------------ 2